

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2019

Joachim Haas
Chief Executive Officer
Northwest Oil & Gas Trading Company, Inc.
4650 Wedekind Road, #2
Sparks, NV 89431

> **Re: Northwest Oil & Gas Trading Company, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 27, 2018**
> **File No. 333-229036**

Dear Mr. Haas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed December 27, 2018

Risk Factors, page 9

1. We note various references to proved reserves in your disclosures on pages 12 through 15, also within those pertaining to your accounting policies on pages 47, 48 and F-14. Please revise or expand these disclosures as appropriate to clarify that you have not yet established proved oil and gas reserves, as defined in Rule 4-10(a) of Regulation S-X, if this is the case. Please adhere to the requirements in Item 102 and Subpart 1200 of Regulation S-K, as well as FASB ASC 932-235-50, as these relate to oil and gas reserves and oil and gas producing activities.

2. The description of the experience of your officers and directors on page 32 and your Malsch, Germany office location appear to indicate that some of your officers and directors are located outside of the United States. Please advise whether your executive

officers and directors reside in the United States. If not, please provide a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.

Description of Our Business, page 25

3.   Please clarify whether any of your wells currently produce oil and describe the enhancement procedures you intend to utilize to increase oil production. Please also disclose the amount of debt or equity financing you will need to raise in order to meet your liquidity requirements for the next twelve months.

Certain Relationships and Related Transactions, page 34

4.   Please provide the disclosure required by Item 404(d) of Regulation S-K with respect to your acquisition of leases from North West Oil and Gas Trading Company Inc., a related party through common ownership. In this regard, we note your disclosure on page 46. In addition, please disclose the name of the company controlled by the president and CEO of the Company that is owed $270,887 as of August 31, 2018.

5.   You disclose on pages 34 and F-7 that the Company owed a cash amount to the former President and CEO of the Company as of August 31, 2018. However, you disclose on page 32 that Joachim Haas has been your CEO, President and Director since inception. Please advise or revise.

Financial Statements, page F-1

6.   Please update your historical financial statements prior to the effective date of your registration statement to comply with Rule 8-08 of Regulation S-X.

Note 3 - Oil and Gas Leases, page F-16

7.   We note that you have adopted the full cost method of accounting for oil and gas activities. Please expand your disclosures to include the information that is required by Rule 4-10(c) of Regulation S-X, pertaining to the costs of unproved properties, including categories of costs, and the status of the properties and anticipated timing of evaluating the properties and including the costs in the pool of costs subject to amortization.

General

8.   We note your Bylaws filed as Exhibit 3.2 state in Article VII that the fiscal year of the corporation shall be December 31. However you disclose in your prospectus that your fiscal year end is May 31. Please advise or revise.

9.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,

present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources